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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69106

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HEDGEMARK SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue, 44 Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd L. Cromwell (212) 888-1300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue, (Address) New York, (City) NY (State) 10154 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 2 2015
REGISTRATIONS BRANCH
03

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd L. Cromwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HedgeMark Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Todd L. Cromwell
Signature

Controller
Title

State of New York)
County of New York)
On the 27th day of February, 2015, before me, the undersigned, personally appeared Todd Cromwell, personally known to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual executed the instrument

Notary Public

BRIAN FORMAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 02FO6318258
Qualified in Nassau County
My Commission Expires January 26, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEDGEMARK SECURITIES, LLC

(A Wholly-Owned Subsidiary of HedgeMark International, LLC)
(SEC ID No. 8-69106)

Financial Statements and Supplementary
Schedules
December 31, 2014

(With Report of Independent Registered Public Accounting Firm
Thereon)

HedgeMark Securities, LLC
(A Wholly-Owned Subsidiary of HedgeMark International, LLC)
Statement of Financial Condition
December 31, 2014

Page(s)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member of
HedgeMark Securities, LLC:

We have audited the accompanying statement of financial condition of HedgeMark Securities, LLC (the Company) as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HedgeMark Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

February 27, 2015

HedgeMark Securities, LLC
(A Wholly-Owned Subsidiary of HedgeMark International, LLC)
Statement of Financial Condition
December 31, 2014

Assets		
Cash	$	178,495
Due from affiliate - HedgeMark Advisors, LLC		16,271
Prepaid expenses and other assets		5,708
Total assets	$	200,474
Liabilities and Member's Equity		
Liabilities:		
Due to affiliate - HedgeMark International, LLC (note 3)	$	14,200
Due to affiliate - The Bank of New York Mellon (note 3)		11,728
Accounts payable, accrued expenses and other liabilities		52,884
Total liabilities		78,812
Member's Equity		
Paid-in-capital - HedgeMark International, LLC	$	168,299
Accumulated deficit		(46,637)
Total member's equity		121,662
Total liabilities and member's equity	$	200,474

See accompanying notes to financial statements.

HedgeMark Securities, LLC
(A Wholly-Owned Subsidiary of HedgeMark International, LLC)
Statement of Income
For the year ended December 31, 2014

Revenues:		
Marketing fees	$	388,471
Total revenues		388,471
Expenses:		
Professional fees	$	194,865
Compensation and benefits		163,750
Regulatory		8,287
General and administrative		4,222
Occupancy		3,000
Information technology		2,758
Taxes		275
Total expenses		377,157
Net income	$	11,314

See accompanying notes to financial statements.

HedgeMark Securities, LLC
(A Wholly-Owned Subsidiary of HedgeMark International, LLC)
Statement of Changes in Member's Equity
For the year ended December 31, 2014

	Paid-in-Capital	Retained Earnings	Total member's equity
Balance, January 1, 2014	$ 259,995	$ (57,951)	$ 202,044
Contributions	33,304	-	33,304
Distributions	(125,000)	-	(125,000)
Net income	-	11,314	11,314
Balance, December 31, 2014	$ 168,299	$ (46,637)	$ 121,662

See accompanying notes to financial statements.

HedgeMark Securities, LLC
(A Wholly-Owned Subsidiary of HedgeMark International, LLC)
Statement of Cash Flows
For the year ended December 31, 2014

Cash flows from operating activities:		
Net income	$	11,314
Adjustments to reconcile net loss to net cash provided by operating activities:		
(Increase) decrease in assets:		
Due from affiliate - HedgeMark Advisors, LLC		83,646
Prepaid expenses and other assets		(3,324)
Increase (decrease) in liabilities:		
Accounts payable, accrued expenses and other liabilities		(2,014)
Due to affiliate - HedgeMark International, LLC		3,244
Due to affiliate - The Bank of New York Mellon		11,728
Net cash provided by operating activities		104,594
Cash flows from financing activities:		
Capital distributions		(125,000)
Net cash used in financing activities		(125,000)
Net decrease in cash		(20,406)
Cash, beginning of year		198,901
Cash, end of year	$	178,495
Supplementary cash flow disclosure:		
Cancellation of Due to affiliate - HedgeMark International, LLC	$	33,304

See accompanying notes to financial statements.

1. Organization and Business

HedgeMark Securities, LLC (the Company), a wholly owned subsidiary of HedgeMark International, LLC ("HMI"), was licensed as a limited-purpose broker-dealer on January 2, 2013. The Company is registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority (the "FINRA"). The Company is approved for the private placement of hedge fund securities monitored by HedgeMark Advisors, LLC ("HMA"), an affiliate of the Company, and HMI. The Company, as well as HMI and HMA, was acquired fully by The Bank of New York Mellon ("BNYM") on May 1, 2014. The Company does not trade in or execute transactions in securities, nor does it take custody of or receive customer funds or securities.

2. Significant Accounting Policies

(a) Use of Estimates

The accompanying financial statements were prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of the financial statements in accordance with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(b) Cash

All cash held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

(c) Accrued expenses and other liabilities

Expenses are recorded on the accrual basis as incurred.

(d) Marketing Fees

HMI, directly or through HMA, shall compensate the Company for its distribution of funds monitored by HMA at a rate equal to the Company's cost plus 3%. Marketing fees are earned monthly and recognized as such.

(e) Income Taxes

The Company is a limited liability company that is treated as a disregarded entity for U.S. tax purposes and as such is not subject to Federal or state income taxes. Its parent company, HMI, is treated as a partnership under the Internal Revenue Code for the purposes of filing Federal income tax returns. As a partnership, HMI generally will not have to pay corporate- level income taxes, but instead any income or loss will be included in the individual member's tax returns.

(f) Contingencies

The Company accrues for estimated costs, including, if applicable, legal costs, when it is probable that a loss has been incurred and the costs can be reasonably estimated. The status of contingencies is reviewed periodically and accruals, if any, are adjusted to reflect the impact of current developments.

3. Related Party Activities

Under the terms of a service agreement, the Company provides private placement of hedge fund securities services to HMA, the Investment Adviser. The Company charges HMI, directly or through HMA, a per month marketing fee based on costs incurred by the Company to distribute funds monitored by HMA plus 3%. Revenues related to these services are reflected as *Marketing fees* in the Statement of Income.

HMI charges an allocation of $14,200 per month for certain overhead costs and staff expenses based on usage and the terms of the expense sharing agreement between the two companies. The amount due to HMI at December 31, 2014 was $14,200.

HMI contributed additional funding of $33,304 to the Company. The funding was a non-cash contribution that resulted from the cancellation of a payable to HMI. In addition, the Company distributed $125,000 to HMI as a return of capital.

BNYM, as the parent company, pays all expenses on behalf of the Company and is reimbursed through the use of intercompany transactions. The amount due to BNYM at December 31, 2014 was $11,728.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2014, the Company had net capital of $99,683, which was $94,429 in excess of required net capital of $5,254.

5. Accounting for Uncertainty in Income Taxes

The authoritative guidance on accounting for and disclosure of uncertainty in tax positions requires the Company to determine whether a tax position is more-likely-than-not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more-likely-than-not threshold, the tax amount recognized in the financial statements is the largest amount that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority.

As of December 31, 2014, the Company determined there were no material uncertain tax positions. As a result, no income tax liability has been recorded for the year ended December 31, 2014.

6. Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments to the financial statements resulting from subsequent events through February 27, 2015, the date the financial statements were available to be issued. There were no subsequent events that necessitated disclosures and/or adjustments to the financial statements.

Schedule I
HedgeMark Securities, LLC
(A Wholly Owned Subsidiary of HedgeMark International, LLC)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

		December 31, 2014
Total aggregate indebtedness	$	78,812
Net capital		
Paid-in-Capital		168,299
Retained earnings		(46,637)
Total capital		121,662
Deductions:		
Nonallowable assets:		
Due from affiliate		16,271
Other assets		5,708
Total nonallowable assets		21,979
Other deductions and/or charges		-
Net capital	$	99,683
Computation of basic net capital requirement		
Minimum net capital required	$	5,254
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital required	$	5,254
Excess net capital	$	94,429
Ratio of aggregate indebtedness to net capital		0.79:1

No material differences exist between the above computation and the computation included in the Company's unaudited December 31, 2014 FOCUS report.

Schedule II
HedgeMark Securities, LLC
(A Wholly Owned Subsidiary of HedgeMark International, LLC)
Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

HedgeMark Securities, LLC is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that its activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

HedgeMark Securities, LLC

Exemption Report

HedgeMark Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year.

HedgeMark Securities, LLC

I, Todd Cromwell, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Todd 2 Cromwell

Todd Cromwell, FINOP

February 27, 2015

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member of
HedgeMark Securities, LLC:

We have reviewed management's statements, included in the accompanying HedgeMark Securities, LLC Exemption Report (the Exemption Report), in which (1) HedgeMark Securities, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

February 27, 2015